

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 15, 2008

Mr. Alain Vachon
Chief Executive Officer
Nilam Resources Inc.
35 Du Parc Des Erables,
La Prairie, Quebec
Canada J5R 5J2

> **Re:** **Nilam Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Filed July 30, 2007**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
> **Filed March 5, 2008**
> **Response Letter dated June 20, 2008**
> **File No. 333-135980**

Dear Mr.Vachon:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2008

Financial Statements

Note 4 – Stockholder's Equity, page 11

1.   We note that you did not comply with prior comment 2, as it relates to your intended valuation of and accounting for shares transferred from Mr. Gill to Mr. Grewal; and from Ms. Sandu to Mr. DeMelt. Please address the following points:

   ●   Tell us the amount of compensation expense to be recognized in relation to the following events, pursuant to the guidance in paragraph 11 of SFAS

123(R), and explain how this is correlated with the quoted market price of your shares on the dates of the arrangements:

- Transfer of 15,000,000 shares from Mr. Gill to Mr. Grewal on November 8, 2007.
- Transfer of 15,000,000 shares from Ms. Sandu to Mr. DeMelt on November 2, 2007.

- Describe any vesting provisions associated with the aforementioned shares now held by Mr. Grewal and Mr. DeMelt; it should be clear how these shares serve as compensation for services that have been or will be rendered to the company. Please be sure to identify any circumstances under which these individuals would be compelled to transfer the shares to others in the event they choose to no longer serve as officers or directors or to otherwise be associated with the company; and provide details of the terms under which any such conveyances may occur.

- Please submit the disclosures that you propose to address the error corrections and to clarify your accounting in this area, particularly as it relates to the recognition of expense in a manner that is consistent with the vesting provisions.

2. We note that you recently issued units (stock and warrants) at amounts which do not appear to be consistent with the quoted market price of your shares at the time of these transactions, and for which it is unclear whether there is a compensation element that would require further accounting under SFAS 123(R).

We do not see that you have recognized compensation expense for any excess of unit value over the offering price in the following transactions.

- You disclose under this heading that on December 3, 2007, you sold 340,416 units at $0.50 per unit, and that each unit consists of one share of common stock and one warrant to purchase one share of common stock at $0.60 per share.

- You disclose in the Form 8-K that you filed on January 4, 2008 that on January 2, 2008, you completed a non-brokered private placement of 323,727 units at a price of $0.50 cents per unit. In that filing, you state "The stock was purchased by individuals who are directors and associates of the company." You indicate the exercise price of the warrants would be $0.60 per share.

- You issued a press release on March 3, 2008, explaining that you arranged a private placement of 789,473 units at a price of $1.90 per unit, also indicating that each unit consists of one common share and one full share purchase warrant, although you do not mention the exercise price for the warrants.

Please address the following points, relative to the issuances mentioned above.

- Identify the counterparties in each transaction and describe your relationship with such parties both prior to and subsequent to the conveyance of units.

- Tell us how you arrived at the unit offering prices and explain the reasons for any differences between the amounts attributable to the share and warrant components and the quoted market prices of your common shares at the time. Please identify all terms relevant to the securities and your valuations.

- Tell us how your accounting is consistent with the guidance in paragraphs 7 and 15 of SFAS 123(R), as applicable, if that is your view.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief